UNITED STATES

SECURITITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Electro-Sensors, Inc.

(Exact Name of Registrant as Specified in Charter)

Minnesota	000-09587	41-0943459
(State or Other Jurisdiction	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification Number)

6111 Blue Circle Drive Minnetonka, MN	55343-9108
(Address of Principal Executive Offices)	(Zip Code)

David L. Klenk	952-930-0100

(Name and telephone number, including area code, of the
person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240-13p-1) for the reporting period January 1 to December 31, 2022.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

This Specialized Disclosure Report on Form SD of Electro-Sensors, Inc. ("ESI") for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule"). Numerous terms in this Form SD are defined in the Rule, the instructions to Form SD, and the SEC Release relating to the Rule (Release No. 34-67716 dated August 22, 2012). Unless otherwise defined in this Form SD or the attached Conflict Minerals Report, such terms have the meanings ascribed to them in these sources.

The report presented herein is not audited as the Rule provides that if a registrant's products are "DRC conflict undeterminable", the Conflict Mineral Report is not subject to an independent private sector audit.

ESI has determined that certain Conflict Minerals, tantalum, tin, tungsten, and gold, are necessary to the functionality or production of the products ESI manufactures or contracts to manufacture.

ESI conducted a reasonable country of origin inquiry regarding Conflict Minerals utilized in its products. That reasonable country of origin inquiry was designed to determine whether those Conflict Minerals present in ESI products originated in the Covered Countries or arose from recycled or scrap sources. That reasonable country of origin inquiry revealed that ESI is unable to determine if necessary Conflict Minerals used in our products originated from the Covered Countries, but ESI has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries.

Accordingly, ESI exercised due diligence regarding the source and chain of custody of its necessary Conflict Minerals through utilization of a nationally recognized due diligence framework, as more particularly described in ESI's Conflict Minerals Report furnished with this Form SD as Exhibit 1.01.

ITEM 1.02 EXHIBIT

ESI's Conflict Minerals Report for the reporting period of January 1 to December 31, 2022 is furnished as Exhibit 1.01 and is also available at the Company's website at www.electro-sensors.com under About/Investor Information/Corporate Governance.

SECTION 2 – EXHIBITS

ITEM 2.01 EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Electro-Sensors, Inc.

May 31, 2023	/s/ David L. Klenk
David L. Klenk
Chief Executive Officer and Chief Financial Officer